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                                      Filed by Sybase, Inc.
                                      Pursuant to Rule 425 under
                                      the Securities Act of 1933
                                      Subject Company: New Era of Networks, Inc.
                                      Commission File No. 000-22043



                  ON THE MOVE: SYBASE CEO: NEON BUY A FAIR DEAL
                                MARC LICHTENFELD
                                FEBRUARY 21, 2001


MARC LICHTENFELD:

This is ON24: ON The Move. I'm Marc Lichtenfeld. Sybase will acquire New Era of Networks for roughly $373 million in stock. Once the transaction is complete, New Era of Networks, or NEON, will become part of a new e-Business division of Sybase. Here to discuss the acquisition is John Chen, CEO of Sybase.

        Mr. Chen, nice to see you again.

JOHN CHEN:

        Nice seeing you too Marc.

MARC LICHTENFELD:

        So tell us about the new e-Business division. What is it and what will you be able to accomplish with it?

JOHN CHEN:

        One of the major strategies that we talked about last time I was up here was being the number one, two, three players or top players in the whole e-Business infrastructure world. So, we are actually doing quite well in that space for the last couple two years when we put the enterprise portal strategy in place, and offering those services and licenses technology. So, what we've done now is that we are mature enough to branch into another very high-growth marketplace which is adjacent to it, which is the so called application-to-application integration. The whole broad market is called the EAI. So, the combination of those two will give us a much more powerful and broader set of offerings to our customers.

MARC LICHTENFELD:


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        Now, the acquisition is going to be dilutive to earnings in the first year and the accretive to earnings in 2002?

JOHN CHEN:

        That's correct. We expect it to be accretive right out of the gate in 2002, so every quarter will be. In this year, the next couple of quarters will be - closest at Q2 or middle of Q2 -will be dilutive to earnings. You know, we haven't really completed the model yet. I'm sure, you know, knowing us we'll do the best we can to keep it very small, and it will be break-even. We expect to be break-even or get close to break-even as a deal in Q4.

MARC LICHTENFELD:

        So you have no new guidance numbers as far as earnings goes? Because I think last time you were here, we talked about 13-15% growth in 2001. So those numbers haven't changed yet?

JOHN CHEN:

        No, none of the earnings numbers. We actually use 10-13% on revenue, 15% on margin or earnings per share. We still stick by that and then we need to work through this one. We'll be able to tell and re-cast a model probably by the time we close.

MARC LICHTENFELD:

        One aspect of this I think that is interesting is New Era of Networks' relationship with IBM which is historically a competitor of Sybase on the database side. How does this acquisition now affect New Era's relationship with IBM?

JOHN CHEN:

        Oh, I hope it's for the better. First of all, IBM has a good relationship with Sybase actually. You know, IBM's e-Business practice uses Sybase's other division products like in the case of Financial Fusion, which is our online banking solutions. They're one of our biggest resellers and partner integrators on our online banking solutions. So on the e-world, we've been doing pretty well collaborating and cooperating. On the old enterprise software world, yeah, we compete. So it's one of those things - the dynamics of the industry.

MARC LICHTENFELD:

        So there's no concern though that that relationship will crack under a Sybase banner.

JOHN CHEN:

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        That's obviously an IBM choice. But Sybase absolutely is behind this relationship and if not, even try to promote it even further.

MARC LICHTENFELD:

        Let's talk about the acquisition price - about a 37% premium based on yesterday's closing prices. But if you look at the book value of New Era of Networks, it's over $8.00. Sounds like you guys are getting this company pretty cheap.

JOHN CHEN:

        I wouldn't say that, but I think we pay a fair price. I would...my job is to protect the shareholders of Sybase and make sure that we have the most synergistic and the most fair deal - the fairest deal possible. And yeah, I think we've done well for our shareholders.

MARC LICHTENFELD:

        Is there any concern that somebody else might come in and try to outbid you? Somebody like IBM?

JOHN CHEN:

        There's always that concern and there's nothing I could do about it, so I don't lose sleep over those things.

MARC LICHTENFELD:

        Would you - let's say that scenario happened, would you come in with another bid or is this as high as you'll go?

JOHN CHEN:

        Well, it all depends. It all depends what it is, who it is. But I don't like to get into a bidding war, so most likely I'll walk off.

MARC LICHTENFELD:

        The transaction - is there a range because since it's based on your stock price? Is there an absolute limit as to how high or how low the stock price can be?

JOHN CHEN:


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        No, it's based on exchange ratio - 0.3878 - I know the number by heart.
So whatever the Sybase stock is at the time of the close, that's what the NEON shareholders will get in that exchange.

MARC LICHTENFELD:

        And that's expected to be in the 2nd quarter?

JOHN CHEN:

        Yeah, I think after the government review and following the S-4 and shareholder votes and all that, the earliest I think will be mid-May if not later.

MARC LICHTENFELD:

        Now, this is the biggest acquisition for Sybase under your watch in the past. Sybase had a billion dollar deal roughly with PowerSoft that some critics say did not go quite so well. What makes you confident that this one will - that some of the cultural issues will be smooth and it will go better than past acquisitions?

JOHN CHEN:

        Well, on camera, I don't want to comment on the past acquisitions like PowerSoft - why it didn't work, why it worked and all that. But there are two things that we do differently this time and I think it lent a little bit of credibility to this. Number one is we have a new division formed. So we have accountability and we have a way to measure the numbers. We have a way to synergistically move the rest of the Sybase organization and we've done this in the last couple of years very successfully. So this is not like a new thing that we're doing - on the organization accountability. The second part is we built up a very strong integration team on both sides already today. And so we are going to touch all aspects of operations. You know, Sybase is a lot stronger today, I think, than when we bought PowerSoft.

MARC LICHTENFELD:

        Last time you were here we talked about acquisitions and types of businesses you will be looking at. One of the areas you talked about are wireless and also vertical applications. Does the transaction with New Era of Networks kind of stop you from doing any further transactions for awhile or are there still other areas you can continue to look at such as wireless and vertical apps?

JOHN CHEN:

        No, it won't stop us. I think the market presents us many opportunities. We have a good strong management team and accountable for each of the space, so we don't really tax the management team. For example, the wireless group today, although they could

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take advantage of some of the middleware that NEON offers, they're not really involved in the transactions. So now there's bandwidth to deal with that. But we'll be very careful not get ourselves so over-extended. But we have a blueprint and we've been following that.

MARC LICHTENFELD:

        Obviously, you are not going to come out with names right now, but can you tell us whether you're actually in talks or in a research stage?

JOHN CHEN:

        That's a research. I have a staff of 7 or 8 people worldwide and they have the most interesting jobs. They spend money, they go and look and further our strategies that we outlined. So we are in talks all the time.

MARC LICHTENFELD:

        OK. I appreciate your being here. I look forward to speaking with you again.

JOHN CHEN:

        Thank you Marc, nice to be here.

MARC LICHTENFELD:

        John Chen, CEO of Sybase and as expected Sybase shares are lower on the news and New Era of Networks is trading higher. That's what's ON The Move. I'm Marc Lichtenfeld, ON24.


                                     # # # #

FORWARD LOOKING STATEMENT: The information provided herein contains forward-looking statements regarding Sybase's proposed acquisition of NEON that involve risks and uncertainties, including statements regarding the effect of this transaction on Sybase's earnings and its business, Sybase's expectations regarding the success of NEON's products in Sybase's product lines, Sybase's expectations with respect to business partners, Sybase's expectations regarding the growth of the e-Business market generally and its expectations with respect to competing offers and the timing of the transaction. Actual results may not be realized, or may vary materially from results that may be discussed in these forward-looking statements. Factors that may affect actual results include the risks inherent in completing the acquisition of NEON on a timely basis, if at all, the successful integration of NEON into Sybase's business, the timely development and market acceptance of the products and services of the combined companies, Sybase's ability to remain competitive in a highly competitive and rapidly changing marketplace, and the other risks detailed from time to time in each company's periodic reports filed with the Securities and Exchange Commission,


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including, but not limited to, Sybase's report on Form 10-K for the fiscal year ended December 31, 1999 and its reports on Form 10-Q for its fiscal quarters ending March 31, June 30 and September 30, 2000.

ADDITIONAL INFORMATION: We urge investors and security holders to read the following documents, when they become available, because they will contain important information about Sybase, NEON, the proposed acquisition and related matters:

- Sybase's preliminary prospectus, prospectus supplements, final prospectus, and tender offer materials.

- Sybase's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

-   NEON's Solicitation/Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the U.S. Securities and Exchange Commission. In addition to these documents, Sybase and NEON file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Sybase and NEON at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. Sybase's and NEON's filings with the SEC are also available to the public from commercial document-retrieval services and the Web site maintained by the SEC at http://www.sec.gov.

                                     # # # #

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